               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K


     [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the Fiscal Year Ended December 31, 1997

                               OR

    [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  Commission File Number 1-800


                       Title of the Plan -

               SPECIAL INVESTMENT AND SAVINGS PLAN
                      FOR WRIGLEY EMPLOYEES


        Name and Address of the Issuer of the Securities
                   Held Pursuant to the Plan -

                     WM. WRIGLEY JR. COMPANY
                     (Delaware Corporation)

                    410 North Michigan Avenue
                     Chicago, Illinois 60611

                            SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Special Investment and Savings Plan Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    WM. WRIGLEY JR. COMPANY
                               SPECIAL INVESTMENT AND SAVINGS
                                            PLAN


                              By:     /s/ JOHN F. BARD
                                          John F. Bard
                                 Special Investment and Savings
                                 Plan Committee Member and
                                 Senior Vice President,
                                 Wm. Wrigley Jr. Company


Date:  May 11, 1998

                         Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
 for Wrigley Employees

We have audited the accompanying statements of assets available for benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 1997.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We   conducted  our  audits  in  accordance  with  generally
accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/  ERNST & YOUNG LLP
                                             Ernst & Young LLP

April 9, 1998

                                                                                  EIN 36-1988190
                                                                                       Plan #004

                       Special Investment and Savings Plan
                              for Wrigley Employees

                   Statement of Assets Available for Benefits,
                              With Fund Information

                                December 31, 1997


                                                                                      Fund Information
                                                                                                 Putnam
                                                    Putnam    Putnam                             OTC &       Putnam
                                                    Stable    Growth &   Putnam       Putnam     Emerging    International  Wrigley
                                                    Value     Income     Vista        Income     Growth      Growth         Stock
                                          Total     Fund      Fund       Fund         Fund       Fund        Fund           Fund
Assets
Investments, at fair value:
Shares of registered investment
 companies:
Putnam Stable Value Fund             $35,008,846 $35,008,846 $         - $         -  $        - $        -  $       -    $    -
Putnam Growth & Income Fund           19,416,572           -  19,416,572           -           -          -          -         -
Putnam Vista Fund                     11,873,626           -           -  11,873,626           -          -          -         -
Income                                 2,256,535           -           -           -   2,256,535          -          -         -
Emerging Growth                        2,015,959           -           -           -           -  2,015,959          -         -
International Growth                   2,597,486           -           -           -           -          -   2,597,486        -
Wrigley Stock Fund:
Wm. Wrigley Jr. Company Common Stock
 (3,656,438 shares; cost -
 $64,736,358)                        290,915,327           -           -           -           -          -             290,915,327
Wm. Wrigley Jr. Company Class B
 Common Stock
 (727,768 shares; cost -
$1,739,119)                          57,903,083           -           -           -           -          -           -   57,903,083
Participants' loans                   6,509,885   1,456,420     269,098     102,766       3,531     (3,662)     79,598    4,602,134
Invested cash                            16,484           -           -           -           -          -           -       16,484

Total investments                   428,513,803  36,465,266  19,685,670  11,976,392   2,260,066  2,012,297   2,677,084  353,437,028

Receivables:
Employers' contributions                 43,810           -           -           -           -          -           -       43,810
Participants' contributions             149,762      33,174      17,043      11,070       1,312      4,474       4,445       78,244

Total receivables                       193,572      33,174      17,043      11,070       1,312      4,474       4,445      122,054

Assets available for benefits      $428,707,375 $36,498,440 $19,702,713 $11,987,462  $2,261,378 $2,016,771  $2,681,529 $353,559,082

Assets available for benefits:
Participants' contributions
  including earnings               $179,368,549  $36,498,440 $19,702,713 $11,987,462  $2,261,378 $2,016,771 $2,681,529 $104,220,256
Employer's contributions
  including earnings                249,338,826            -           -           -           -          -          -  249,338,826

Assets available for benefits      $428,707,375  $36,498,440 $19,702,713 $11,987,462  $2,261,378 $2,016,771 $2,681,529 $353,559,082

See notes to financial statements.

                                                                                                                 EIN 36-1988190
                                                                                                                      Plan #004

                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                       Statement of Assets Available for Benefits,
                                                  With Fund Information

                                                    December 31, 1996

                                                                               Fund Information
                                                          Putnam      Putnam                    Putnam
                                                          Stable     Growth &       Putnam      Global       Wrigley
                                                          Value       Income        Vista       Growth        Stock
                                              Total        Fund        Fund          Fund        Fund          Fund
Assets
Investments, at fair value:
Shares of registered investment companies:
Putnam Stable Value Fund                  $ 30,951,156 $30,951,156  $         -  $         -  $        -   $          -
Putnam Growth & Income Fund                 14,842,100           -   14,842,100            -           -              -
Putnam Vista Fund                           10,041,617           -            -   10,041,617           -              -
Putnam Global Growth Fund                    4,634,468           -            -            -   4,634,468              -
Wrigley Stock Fund:
Wm. Wrigley Jr. Company Common Stock
 (3,983,880 shares; cost - $59,715,085)    224,052,281           -            -            -           -    224,052,281
Wm. Wrigley Jr. Company Class B Common
 Stock (814,159 shares; cost - $1,945,562)  45,796,448           -            -            -           -     45,796,448
 Participants' loans                         6,165,036   1,388,755      256,533       94,354      88,670      4,336,724
Invested cash                                    2,320           -            -            -           -          2,320

Total investments                          336,485,426  32,339,911   15,098,633   10,135,971   4,723,138    274,187,773

Receivables:
Employers' contributions                         8,196           -            -            -           -          8,196
Participants' contributions                     24,575       6,023        2,588        1,658       1,487         12,819

Total receivables                               32,771       6,023        2,588        1,658       1,487         21,015

Assets available for benefits             $336,518,197 $32,345,934  $15,101,221  $10,137,629  $4,724,625   $274,208,788

Assets available for benefits:
Participants' contributions
  including  earnings                     $141,760,615 $32,345,934  $15,101,221  $10,137,629  $4,724,625   $ 79,451,206
Employer's contributions
  including earnings                       194,757,582           -            -            -           -    194,757,582

Assets available for benefits             $336,518,197 $32,345,934  $15,101,221  $10,137,629  $4,724,625   $274,208,788

See notes to financial statements.

                                                                                                                 EIN 36-1988190
                                                                                                                      Plan #004
                       Special Investment and Savings Plan
                              for Wrigley Employees

             Statement of Changes in Assets Available for Benefits,
                              With Fund Information

                          Year ended December 31, 1997

                                                                                Fund Information
                                                                                                Putnam
                                  Putnam       Putnam                   Putnam                  OTC &     Putnam
                                  Stable       Growth &    Putnam       Global    Putnam        Emerging  International  Wrigley
                                  Value        Income      Vista        Growth    Income        Growth    Growth         Stock
                         Total    Fund         Fund        Fund         Fund      Fund          Fund      Fund           Fund
Additions
Investment income:
Dividends:
Putnam mutual funds  $  5,748,037  $ 2,067,064    $ 2,605,024 $   849,153  $       -    $  70,202  $   -   $156,594    $      -
Wm. Wrigley Jr.
 Company Common Stock   4,352,631            -              -           -          -           -       -          -    4,352,631
Wm. Wrigley Jr. Company
 Class B Common Stock     908,584           -              -           -          -           -       -          -      908,584

                       11,009,252    2,067,064   2,605,024     849,153          -      70,202          -    156,594    5,261,215
Interest:
Invested cash               6,538         (139)          -           -          -           -          -          -        6,677
Participants' loans       401,300       48,480      21,147      12,864      4,962         636      2,247      7,443      303,521
                          407,838       48,341      21,147      12,864      4,962         636      2,247      7,443      310,198

Total investment
 income                11,417,090    2,115,405   2,626,171     862,017      4,962      70,838      2,247    164,037    5,571,413

Net realized and
 unrealized appreciation
 in fair value of
 investments          108,440,233            -   1,153,037   1,477,182    351,082      22,647    273,176     76,651  105,086,458

Contributions:
Participants            9,070,559    1,738,650   1,234,580     828,934    183,802      77,809    230,747    287,433    4,488,604
Employer                3,226,290            -           -           -          -           -          -          -    3,226,290

Total contributions    12,296,849    1,738,650   1,234,580     828,934    183,802      77,809    230,747    287,433    7,714,894

Deductions
Distributions to
 participants         (39,919,653) (13,913,509) (4,337,651) (2,145,230)  (367,215)    (28,872)  (18,825)   (337,440) (18,770,911)
Forfeitures, allocable
 to future employer
 contributions            (45,341)           -           -           -          -           -         -           -      (45,341)
Transfers of investment
 direction, net                 -   14,211,960   3,925,355     826,930 (4,897,256)  2,118,956  1,529,426  2,490,848  (20,206,219)

Increase (decrease)
 in net assets available
 for benefits          92,189,178    4,152,506   4,601,492   1,849,833 (4,724,625)  2,261,378  2,016,771  2,681,529   79,350,294

Net assets available
 for benefits at
 beginning of year    336,518,197   32,345,934  15,101,221  10,137,629  4,724,625           -          -          -  274,208,788

Net assets available
 for benefits at
 end of year         $428,707,375  $36,498,440 $19,702,713 $11,987,462 $        -  $2,261,378 $2,016,771 $2,681,529 $353,559,082

See notes to financial
 statements.

                                                                                           EIN 36-1988190
                                                                                                Plan #004
                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                 Statement of Changes in Assets Available for Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1996

                                                                               Fund Information
                                                            Putnam      Putnam                  Putnam
                                                            Stable     Growth &     Putnam      Global       Wrigley
                                                            Value       Income      Vista       Growth        Stock
                                               Total        Fund        Fund        Fund        Fund          Fund
Additions
Investment income:
Dividends:
Putnam mutual funds                      $  4,071,384 $ 1,901,732  $ 1,249,310  $  596,318   $  324,026   $          -
Wm. Wrigley Jr. Company Common Stock        4,092,482           -            -           -            -      4,092,482
Wm. Wrigley Jr. Company Class B
 Common Stock                                 855,025           -            -           -            -        855,025

                                            9,018,891   1,901,732    1,249,310     596,318      324,026      4,947,507
Interest:
Invested cash                                  12,116       2,804            -           -            -          9,312
Participants' loans                           364,694      42,286       15,991      10,370       11,642        284,405

                                              376,810      45,090       15,991      10,370       11,642        293,717

Total investment income                     9,395,701   1,946,822    1,265,301     606,688      335,668      5,241,224
Net realized and unrealized
 appreciation in fair value
 of investments                            21,697,969           -    1,272,237   1,048,018    294,605       19,083,107
Contributions:
Participants                                9,018,517   2,028,171      981,474     689,991      566,218      4,752,663
Employer                                    3,265,805           -            -           -            -      3,265,805

Total contributions                        12,284,322   2,028,171      981,474     689,991      566,218      8,018,468
Deductions
Distributions to participants             (27,448,556)(11,092,573)  (1,232,382)   (545,994)    (398,368)   (14,179,239)
Forfeitures, allocable to future
 employer contributions                       (38,473)          -            -           -            -        (38,473)
Transfers of investment direction, net              -   7,030,822    2,482,202   1,081,613      359,926    (10,954,563)

Increase (decrease) in net
 assets available for benefits             15,890,963   (86,758)     4,768,832   2,880,316    1,158,049      7,170,524

Net assets available for
 benefits at beginning of year            320,627,234  32,432,692   10,332,389   7,257,313    3,566,576    267,038,264

Net assets available for
 benefits at end of year                 $336,518,197 $32,345,934  $15,101,221 $10,137,629   $4,724,625   $274,208,788


See notes to financial statements.

                                                                                                  EIN 36-1988190
                                                                                                       Plan #004

                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                 Statement of Changes in Assets Available for Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1995

                                                                            Fund Information
                                                        Putnam       Putnam                  Putnam
                                                        Stable      Growth &     Putnam      Global      Wrigley
                                                        Value        Income      Vista       Growth       Stock
                                          Total          Fund         Fund        Fund        Fund         Fund
Additions
Investment income:
Dividends:
Putnam mutual funds                      $  3,131,822 $ 1,724,192  $   624,622  $  593,832   $  189,176  $          -
Wm. Wrigley Jr. Company Common Stock        4,035,926           -            -           -            -     4,035,926
Wm. Wrigley Jr. Company Class B
 Common Stock                                 883,882           -            -           -            -       883,882

                                            8,051,630   1,724,192      624,622     593,832      189,176     4,919,808
Interest:
Invested cash                                  16,825         328            -           -            -        16,497
Participants' loans                           309,655      34,376       13,595       8,191        9,979       243,514
                                              326,480      34,704       13,595       8,191        9,979       260,011

Total investment income                     8,378,110   1,758,896      638,217     602,023      199,155     5,179,819
Net realized and unrealized
 appreciation in fair value
 of investments                            17,560,277           -    1,741,391     937,188      246,166    14,635,532
Contributions:
Participants                                9,179,306   2,230,451      912,262     592,868      546,611     4,897,114
Employer                                    3,288,564           -            -           -            -     3,288,564

Total contributions                        12,467,870   2,230,451      912,262     592,868      546,611     8,185,678
Deductions
Distributions to participants             (24,449,708) (5,317,673)  (496,261)    (233,203)     (546,532)  (17,856,039)
Forfeitures, allocable to future
 employer contributions                       (13,039)          -            -           -            -       (13,039)
Transfers of investment direction, net              -   6,932,077    1,305,058   1,830,885      288,461   (10,356,481)

Increase (decrease) in net assets
 available for benefits                    13,943,510   5,603,751    4,100,667   3,729,761      733,861      (224,530)

Net assets available for benefits
 at beginning of year                     306,683,723  26,828,941   6,231,720    3,527,553    2,832,715   267,262,794

Net assets available for benefits
 at end of year                          $320,627,233 $32,432,692  $10,332,387  $7,257,314   $3,566,576  $267,038,264


See notes to financial statements.

                                              EIN 36-1988190
                                                   Plan #004

             Special Investment and Savings Plan
                    for Wrigley Employees

                Notes to Financial Statements

        Years ended December 31, 1997, 1996, and 1995


1.  Description of the Plan

The following is a brief description of the Special Investment and Savings Plan for Wrigley Employees (the Plan) in effect at December 31, 1997, and is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are generally eligible to participate in the Plan after one year of service. Effective January 1, 1998, employees are eligible the first of the month following or coincident with their hire date. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary, subject to an annual limit as required by the Internal Revenue Service. Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions up to 6% of base salary. All Employer contributions are invested in the Wrigley Stock Fund.

Participant and Employer contributions for the three years in the period ended December 31, 1997, were as follows:

                                 1997                       1996                      1995
                          Employer   Participants   Employer    Participants   Employer    Participants
Wm. Wrigley Jr.Company    $2,682,052  $7,538,310    $2,730,234   $7,618,757    $2,729,004  $7,715,307
L. A. Dreyfus Company        233,272     832,094       236,291      625,653       239,145     629,980
Amurol Products Company      281,446     625,797       273,611      703,678       294,246     766,525
Northwestern Flavors, Inc.    29,520      74,358        25,669       70,429        26,169      67,494
                          $3,226,290  $9,070,559    $3,265,805   $9,018,517    $3,288,564  $9,179,306

The Putnam Fiduciary Trust Company, as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam Fiduciary Trust Company.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established annually by the Committee, generally equal to, for any Plan year, the prime interest rate minus 1%.

Investment Options and Transfers

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of five investment options.

  Putnam Stable Value Fund - Funds are invested in shares
  of  a registered investment company that seeks low-risk
  fixed   income   investments  in   annuity   contracts,
  certificates   of  deposit,  and  U.S.   Treasury   and
  government agency obligations.

  Putnam Growth and Income Fund - Funds are invested in shares of a registered investment company that seeks capital growth and current income through investments in common stocks, corporate bonds, and U.S. government securities.

  Putnam Vista Fund - Funds are invested in shares  of  a
  registered   investment  company  that  seeks   capital
  appreciation through investments in growth and value common stocks.

  Putnam Global Growth Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments in a globally diversified portfolio of common stocks. Effective June
  30, 1997, the Global Growth Fund was no longer a Fund option. All assets were transferred to other funds.

  Putnam Income Fund - Funds are invested in shares of  a
  registered  investment company that seeks high  current
  income   through   investments  in   debt   securities,
  preferred stocks, and dividend-paying common stocks.

  Putnam OTC & Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments primarily in common stocks of "emerging growth" companies.

  Putnam International Growth Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments in equity securities of companies primarily located in a country other than the United States.

  Wrigley  Stock Fund - Funds are invested in Wm. Wrigley
  Jr. Company common stock.

Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments to any other investment fund or funds. After reaching age 54, participants may make a one-time election to diversify their Company contribution account into any other investment fund or funds. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

Vesting

A participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is fully vested after four years of participation in the Plan (at the rate of 25% for each year). A participant also becomes fully vested after one of the following events; death or termination of employment if the participant: (i) retires after reaching age 55; (ii) is permanently disabled; or
(iii) enters the Armed Forces of the United States. Participants are always fully vested in their tax-deferred and regular deposit accounts.

Effective  January  1, 1998, due to change  in  eligibility,
participants  become  fully  vested  after  five  years   of
service.

Withdrawals

Active participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, participants will automatically become fully vested and the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2.  Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company Common Stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common Stock. However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the  market  value  of  such  shares  is  considered  to  be
equivalent   to   that  of  the  Company's   Common   Stock.
Participant notes receivable are valued at cost which approximates fair value.

Contributions

Contributions   from  participants  are   recognized   when
withheld by the Company through payroll deductions.

Matching  contributions  from the Employer  are  recognized
concurrently   with   the  recognition   of   participants'
contributions.

Security Transactions

Purchases and sales of securities are accounted for on  the
trade  date.   Gains and losses on sales or withdrawals  of
securities are based on the average cost of the securities.

Income Recognition


Dividend  income  is  recorded  on  the  ex-dividend  date.
Income from other investments is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes.
Actual results could differ from those estimates.

3.  Investments

The components of net realized and unrealized appreciation
(depreciation) in fair value of investments (including investments bought, sold, and held) for the three years in the period ended December 31, 1997, are as follows:

                                   Putnam  Putnam                   Putnam                               Putnam     Putnam
                                   Stable  Growth &   Putnam        Global      Wrigley        Putnam    OTC        International
                                   Value   Income     Vista         Growth      Stock          Income    Emerging   Growth
                                   Fund    Fund       Fund          Fund        Fund           Fund      Fund       Fund
1997:
Proceeds from sale of investments
 or withdrawals of stock           $    -  $7,633,338  $6,027,043   $5,245,323  $  45,486,845  $428,355  $842,492  $1,039,670
Cost of securities                      -   6,591,197   5,090,002    4,566,699     15,663,781   427,588   799,676     966,172
Realized gain                           -   1,042,141     937,041      678,624     29,823,064       767    42,816      73,498
Change in unrealized appreciation
 on investments                         -     110,896     540,141     (327,542)    75,263,394    21,880   230,360       3,153
Net realized and unrealized
 appreciation in fair value        $    -  $1,153,037  $1,477,182   $  351,082   $105,086,458  $ 22,647  $273,176  $   76,651

1996:
Proceeds from sale of investments
 or withdrawals of stock           $    -  $2,038,782  $1,445,252   $  687,998  $  30,374,952
Cost of securities                      -   1,800,742   1,264,007      653,624     11,386,582
Realized gain                           -     238,040     181,245       34,374     18,988,370
Change in unrealized
 appreciation on investments            -    1,034,197    866,773      260,231         94,737
Net realized and unrealized
 appreciation in fair value        $    -  $1,272,237  $1,048,018   $  294,605  $  19,083,107


3.  Investments (continued)

                                        Putnam    Putnam                   Putnam
                                        Stable    Growth &       Putnam    Global    Wrigley
                                        Value     Income         Vista     Growth    Stock
                                        Fund      Fund           Fund      Fund      Fund
1995:
Proceeds from sale of investments
 or withdrawals of stock                $ -       $1,772,554     $408,538  $916,540   $31,742,550
Cost of securities                        -        1,659,646      370,732   909,754    11,367,080
Realized gain                             -          112,908       37,806     6,786    20,375,470
Change in unrealized
 appreciation (depreciation)
 on investments                           -        1,628,483      899,382   239,380    (5,739,938)
Net realized and unrealized
 appreciation in fair value             $ -       $1,741,391     $937,188  $246,166   $14,635,532

The per share market value of Wm. Wrigley Jr. Company Common
Stock at December31, 1997 and 1996, is as follows:

                                             1997      1996

Wm. Wrigley Jr. Company Common Stock         $79.562   $56.250

4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                      December 31
                                                                 1997           1996
Assets available for benefits per the financial
 statements                                                 $428,707,375   $336,518,197
Amounts allocated to withdrawing participants                (26,508,659)   (19,605,411)
Assets available for benefits per the Form 5500             $402,198,716   $316,912,786

4.  Reconciliation of Financial Statements to Form 5500
     (continued)

Amounts allocated to withdrawing participants by fund option are as follows:



                                                                      December 31
                                                                 1997           1996
Putnam Stable Value Fund                                     $ 4,076,028    $ 2,890,144
Putnam Growth & Income Fund                                    2,175,120      1,612,846
Putnam Vista Fund                                                437,132      1,494,268
Putnam Global Growth Fund                                              -        276,503
Putnam Income Fund                                               352,574              -
Putnam OTC & Emerging Growth Fund                                101,008              -
Putnam International Growth Fund                                 180,827              -
Wm. Wrigley Jr. Company Common Stock                          19,185,970     13,331,650
                                                             $26,508,659    $19,605,411

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                 Years ended December 31
                                                                 1997           1996
Benefits paid to participants per the
  financial statements                                      $39,919,653    $27,448,556
Add:  Amounts allocated to withdrawing participants
  at December 31, 1997                                       26,508,659     19,605,411
Less:  Amounts allocated to withdrawing
 participants at December 31, 1996                          (19,605,411)   (14,270,024)
Benefits paid to participants per the
  Form 5500                                                 $46,822,901    $32,783,943

5.  Federal Income Tax Status

The Internal Revenue Service ruled July 18, 1995, that the Plan qualified under section 401(a) of the (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Special Investment and Savings Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Employer contributions under the Plan and earnings of the Trust are not taxable to the participant until the year in which such amounts are distributed. Generally, whenever a participant receives any amount other than an amount attributable to his regular deposit account contributions, such amount is taxable as ordinary income in the year of distribution. When a participant receives a lump-sum distribution, certain beneficial rules may apply to reduce or eliminate the tax on such distribution. These benefits include special averaging techniques and rollovers to another qualified employee retirement plan or to an individual retirement account or annuity.

The unrealized appreciation on Wm. Wrigley Jr. Company Common Stock distributed in a lump-sum distribution or attributable to a participant's regular deposit account contributions in any other distribution will not be subject to federal income tax at the time of distribution but will, to the extent realized, be taxable upon disposition of such shares.

6.  Impact of Year 2000 (Unaudited)

Similar to many other plans supported by computer technology, the Year 2000 presents many challenges. The Year 2000 project, to ensure that all of the computer systems will function properly at the turn of the century and beyond, began sometime ago. Good progress has been made, and this hurdle is expected to be overcome by the first part of 1999.

               Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company of our report dated April 9, 1998, with respect to the financial statements of the Special Investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


                                   /s/  ERNST & YOUNG LLP
                                        Ernst & Young

May 7, 1998